FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_]	No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [_]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press Release titled, “The Repsol YPF Board of Directors Confirms Its Decision Against the Takeover by Gas Natural” dated March 11, 2003.

ITEM 1

Madrid, 11 March 2003
Number of pages: 1

THE REPSOL YPF BOARD OF DIRECTORS CONFIRMS ITS
DECISION AGAINST THE TAKEOVER BY GAS NATURAL

     The Repsol YPF Board of Directors meeting, called by the Chairman and CEO, Alfonso Cortina, confirmed its majority decision to oppose the Public Share Acquisition Offer put forward by Gas Natural on Iberdrola.

     However, Repsol YPF and La Caixa are willing to amend their agreements on Gas Natural to suit whatever scenarios may arise in the future.

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: March 12, 2003	By:	/s/ Carmelo de las Morenas Name: Carmelo de las Morenas Title: Chief Financial Officer